Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

PUBLICATION OF UK ANNUAL REPORT 2016/17 AND NOTICE OF ANNUAL GENERAL MEETING

Oxford, UK, 25 April 2017 - Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection, announces that its Annual Report and Accounts for the year ended 31 January 2017, together with the Notice of Annual General Meeting have today been sent to shareholders. Copies of both documents are available on the Company’s website, www.summitplc.com.

The Annual General Meeting will be held at 11:00am BST on Tuesday, 18 July 2017 at the Milton Park Innovation Centre, 99 Park Drive, Abingdon, Oxfordshire, OX14 4RY, UK.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease, Duchenne muscular dystrophy, and the infectious disease, Clostridium difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

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